Prospectus Supplement (To Prospectus dated August 4, 2014 and Prospectus Supplement dated July 1, 2016)	Filed pursuant to Rule 424(b)(2) Registration No. 333-196760

275,000 Shares of Common Stock

Pursuant to this prospectus supplement, the accompanying prospectus supplement filed July 1, 2016, and the accompanying prospectus, we are offering 275,000 shares of common stock to YA II PN Ltd., or YA II, at a price of $1.25 per share, pursuant to our previously announced Standby Equity Distribution Agreement, or SEDA, dated June 30, 2016 with YA II.  The total purchase price and proceeds we will receive from the sale of these shares is $343,750. The purchase price for the shares issued under this prospectus supplement is determined in accordance with the SEDA, and represents 98.5% of the lowest daily VWAP during the five consecutive trading days after the date of the advance notice that is greater than or equal to the minimum acceptable price.  “VWAP” means, as of any date, the daily dollar volume-weighted average price for such security as reported by Bloomberg, L.P.

These shares are being issued as part of the commitment by YA II to purchase, from time to time, at our option, up to $2,390,000 of shares of our common stock pursuant to the SEDA.

We expect to issue the 275,000 shares to YA II on or about May 15, 2017.

In addition to our issuance of common shares to YA II pursuant to the SEDA, this prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus also cover the resale of those shares by YA II to the public. YA II may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended. For additional information on the methods of sale that may be used by YA II, see the section entitled “Plan of Distribution” on page S-9 of the prospectus supplement dated July 1, 2016.

Our common stock is listed on The NASDAQ Capital Market under the symbol “MICT”.  The last reported sale price of our common stock on The NASDAQ Capital Market on May 12, 2017 was $1.214 per share.

As of June 30, 2016, the date that we entered into the SEDA, the aggregate market value of our outstanding common stock held by non-affiliates was $7,118,996 based on a per share price of $2.181, based on 5,896,376 shares of outstanding common stock.  As of the date hereof, as a result of entering into the SEDA, we have offered securities with an aggregate market value of $2,390,000, and we have sold $1,311,750 of our securities, pursuant to General Instruction I.B.6. of Form S-3 during the prior twelve calendar month period.

Investing in our common stock involves a high degree of risk.  See “Risk Factors” beginning on page S-6 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement, the accompanying prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

May 15, 2017

THE OFFERING

Shares of Common Stock offered	275,000 shares of common stock of Micronet Enertec Technologies Inc.

Purchaser	YA II PN Ltd., pursuant to the Standby Equity Distribution Agreement dated June 30, 2016.

Purchase price	$1.25 per share, for an aggregate of $343,750. The price per share is determined in accordance with the SEDA, and represents 98.5% of the lowest daily VWAP during the five consecutive trading days after the date of the advance notice for Trading Days that were not Excluded Days (as defined in the SEDA) and a price equal to the minimum acceptable price for each of the Excluded Days. “VWAP” means, as of any date, the daily dollar volume-weighted average price for such security as reported by Bloomberg, L.P. The “advance notice” for this portion was delivered May 3, 2017 and the minimum acceptable price was $1.25.

Settlement date	On or about May 12, 2017.

Use of proceeds	We intend to use the net proceeds from this offering for working capital and general corporate purposes, which may include repayment of certain existing debts. See “Use of Proceeds” in the accompanying prospectus supplement.

Symbol for our common stock on the Nasdaq Capital Market	“MICT”

Resale	This prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus also cover the resale of shares by YA II to the public. See “Plan of Distribution” in the accompanying prospectus supplement.